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                                                                    EXHIBIT 28.1

                            [Defiance Letterhead]

                                                           FOR IMMEDIATE RELEASE

DEFIANCE, INC. ANNOUNCES AGREEMENT TO SELL
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VAUNGARDE SUBSIDIARY AND DISCUSSES FISCAL 1996 EARNINGS
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CLEVELAND, Ohio, August 6, 1996 -- Defiance, Inc. (Nasdaq NNM: DEFI) has entered into a definitive agreement to sell all the common shares of its Vaungarde, Incorporated subsidiary to Quoin, Inc., a privately held company with headquarters in Grand Rapids, Michigan. Vaungarde, located in Owosso, Michigan, molds and paints plastic parts for the domestic motor vehicle industry.

     A non-cash charge for the loss anticipated on the sale of Vaungarde of approximately $2,600,000 ($0.39 per share) will be included in Defiance's results for the fourth quarter of fiscal 1996, which ended June 30. The transaction is expected to close by the end of August 1996.

     Jerry A. Cooper, president and chief executive officer, said, "Part of our long-term strategy is to focus on our core competencies -- tooling systems, testing services and precision machined components for the U.S. automotive industry. Our core business units all offer engineered products and services to niche markets and have produced operating margins which we expect will continue to be sufficient to fund future capital requirements and create acceptable returns for shareholders.

     "While we have achieved substantial improvements over the past year in Vaungarde's operations, which bodes well for its future, the business does not fit our long-term strategic direction. We are pleased to have reached a definitive agreement to sell Vaungarde and look forward to concentrating future efforts upon growing our core businesses and exploring acquisitions that fit our long-term direction."

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                                                                    EXHIBIT 28.1
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     Commenting on fiscal 1996 earnings, Mr. Cooper said, "We currently estimate fourth quarter earnings before the effect of the Vaungarde sale will be $0.23 per share. This compares with $0.07 per share in the third quarter and $0.28 per share in the fourth quarter a year ago. These results would bring the year to $0.63 per share before the effect of the Vaungarde sale. We expect final audited earnings figures will be released within the next few days."

     Vaungarde molds plastic parts using reaction injection molding processes and paints parts of various polymers produced internally or provided by other molders. The company primarily serves original equipment and after-market manufacturers in the automotive, heavy truck, agricultural and recreational vehicle industries. Vaungarde had sales of approximately $10,000,000 and an operating loss for the fiscal year ended June 30, 1996. Vaungarde accounted for approximately 1O% of Defiance's fiscal 1996 revenues.

     Defiance, Inc. is recognized as a world-class supplier of tooling systems, testing services and precision machined components to the U.S. motor vehicle industry, with headquarters in Cleveland, Ohio.

         Contact: Patrick Gallagher, Edward Howard & Co., (216) 781-2400


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